Filed by Strive, Inc.
(Commission File No.: 001-41612)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Semler Scientific, Inc.
(Commission File No.: 001-36305)

The following is a transcript of the Over the Horizon Podcast, posted on Twimg.com, featuring Ben Werkman, Chief Investment Officer of Strive, on November 18, 2025, in connection with Strive’s proposed business combination with Semler Scientific, Inc. (“Semler Scientific”). A link to the podcast is here:

https://video.twimg.com/amplify_video/1990812772049747968/vid/avc1/1920x1080/mOjyMc8OAajlLsR_.mp4?tag=21

Over the Horizon

Tue, Nov 18, 2025 1:09PM • 56:32

SPEAKERS

Ben Werkman, Speaker 2, Speaker 1

Joe Consorti00:00

Welcome back to over the horizon, the Bitcoin Podcast. Today, I'm here with Ben workman CIO at Strive to talk about Bitcoin, Bitcoin Treasury companies and the latest IPO out of Strive. It's gonna be good episode. Ben,

Speaker 2  00:10

how's it going? It's going great. Joe, thank you for having me happy to be here, absolutely.

Joe Consorti00:15

So lots of crazy stuff happening in Bitcoin. Yesterday, I hosted a Twitter space that ended up going for five and a half hours, and we had 22,000 listeners. People want to know what's going on. Information is power. Obviously, you've had your eye on this. So walk us through this recent dip, how you're thinking about it, in the broader context of the current market that

Ben Werkman  00:32

we're in. You know, to me, I look at this dip and I don't see anything out of the ordinary from any other bull market. You know, from peak to trough here, I think we drew down just a little over 25% and so while it can feel world shattering for a lot of people, you know, if you're watching the price every day and you're seeing those drawdowns, this feels very out of the norm for you. But you know, I don't see this as anything out of bounds in a bull market. The other thing that I tend to look at is what's on the horizon, right? I like to look at what's coming. You know, not necessarily, what's happening happening in the current day. And what I see coming is, I see rate cuts coming. I see liquidity coming. You know, I see a lot of reasons to continue to be very bullish on Bitcoin. And one of the things that I thought was a really good piece that came out was Jordi Visser put out a piece kind of about bitcoins, IPO moment, and looking at what's happening with the long term holders and the distribution that's coming from a lot of those older coins that were dormant for a long time but now seem to be trading hands, is we're really reaching the first point in bitcoins life where it's got significant liquidity that's able to absorb that type of selling pressure. And so if you were one of these really early investors accumulating 1000s and 1000s of coin until recently, I would say you didn't really have the liquidity in the market and that bid in the market to be able to absorb your selling pressure. So there was a risk with being willing to unload those coins. And so I think now we're seeing a distribution period, and it could go on for a while. You know, there were a lot of people that were here in the early days that were, you know, mining these things for next to nothing and accumulating 1000s of them. So, you know, there's a lot still out there to be distributed. But when you look broadly and you see all the different buyers and the scale of the new buyers that are coming into the market, it seems pretty clear to me that we're going to be able to absorb that selling pressure over time, and as soon as that's alleviated, I think Bitcoin starts to move again.

Joe Consorti02:24

I tend to agree, right? Like Bitcoin has obviously been underperforming because of this kind of IPO dynamic you've seen since, broadly since January 2024, but it's accelerated since we've been above 100 $100,000 and now you're seeing a broader risk off move as this cloud of uncertainty kind of creeps in over markets. We didn't get the labor market data for October, so obviously people are worried. But in the broader context of all macro conditions, it's not necessarily something to be concerned about, right? You have this IPO dynamic, which is creating Bitcoin native selling pressure, while everything else did well, and now everything's selling off in a broader risk off move. I tend to think, because, as you said, on the horizon, you've got tremendous monetary easing on the way. I think this is just Bitcoin moving with everything else. And once market sentiment flips in the other direction, Bitcoin, as per usual, probably will be the first to move. Yeah. I

Ben Werkman  03:10

mean, bull markets don't really tend to kick off until liquidity enters the market. And we're just on the front edge of that, looking like it's about to happen. So, you know, I'm in the camp that doesn't think we're going to see a standard four year cycle here. You know, does it mean it's out of the question? No, do these type of events probably scare people into thinking that we're looking at the end of a four year cycle right now and starting to get a little jittery about holding the asset, probably, but when I start to see the bid that's coming. You know, yesterday there was the news that was out there about the Czech central bank buying Bitcoin. That was massive. That was the first confirmation of an actual central bank buying Bitcoin. You know that that's big news. And so when I look at everything that's happened over the last years in terms of the regulation, in terms of the warming of the traditional financial institutions to the asset class. You know, everything we were hoping would happen for Bitcoin is starting to happen. And so to me, this, this isn't a point in time that I'm going to look at and think, I'm going to get scared now, you know, this is where I look at the asset and go, we're getting the adoption in the air cover that we've always wanted. It's about to be here. The capital is starting to come into, the market liquidity starting to come in. We're going to get some easing conditions. The rates are going to come down. I'm not going to be surprised to see those, you know, in the mid twos here over the next, call it six months. Maybe I think they're going to continuously be cutting here. And so I just don't see reasons why I should flip bearish right now. You know, I look at the asset and go, I've been on this ride for a long time, and this is as good of conditions as I've seen, but I think that the price action is probably going to change when you bring in these institutions. You've got hedge funds, you've got prop desks that are trading this. You've got corporations that are accumulating. When you have those types of participants. In the market, the structure starts to look different. So I don't know that we're going to get the same, you know, explosive up and down moves over time, we might start getting more of a grind up into the right that bores everybody to death. You know, that's probably what this ultimately ends up looking like. And bitcoin is just going to quietly put on 30% a year, and it's going to lull people to sleep. You know, that's a possibility. When you have this type of structural bid building up right now, you've obviously got large supply entering the market and getting sold, and that creates volatility in today's dynamic. And you see a lot of the Treasury purchasing from the company slowing way down. And so, you know, right now is kind of that perfect storm of timing where you can get this type of volatility out here in the market, but I think over the long term, when you start to see, you know, the scale of some of the bid that's coming, and a lot of it's one directional bid, you know that that makes me very optimistic for the performance of Bitcoin here over the next decade. You know, I think we're just getting started. We're still just a $2 trillion asset class here. We've hardly started to scratch the surface. And so volatility is the name of the game. And Saylor said it on one of his interviews. You know, if you're going to take the ride, you got to be ready to take the G force with it. So, you know, people are feeling that right now

Joe Consorti06:12

very well. Said, if you want outsized returns, you're going to need outsized volatility. And just as a bit of perspective here, this is what that volatility sometimes look like this is Bitcoin and US equities since January 1, you've got the NASDAQ, the s and p5 100 in Bitcoin, nearly flat on the air. But ultimately, this isn't something to worry about if you understand the asset and you understand going forward, not only from a macro perspective, where we're headed, but the buyers that you just outlined right this institutional, structural and now sovereign bid that's underneath Bitcoin.

Ben Werkman  06:43

Yeah, yeah. And for any asset you're holding, I mean, you've got to have a firm grasp on what your thesis is, you know, why am I holding this asset? What am I counteracting? And I think for a lot of people, when you start to get into the speculative game, you lose sight of that, right? People move into excitement, but they don't necessarily have a purpose for why they're holding an individual asset and individual security. And I see that broadly in the digital asset ecosystem. You know, there's a lot of excitement around a lot of the other coins these days. You're seeing Treasury companies pop up around these other coins these days. But you have to ask yourself, what is the fundamental problem they're trying to solve? And does that problem sustain for a very long time? And that's where I think Bitcoin differentiates itself from an asset like eth or Sol or any of the other ones. Is Bitcoin solving for monetary debasement, right? It's a way to preserve value, and that's a use case that's globally recognized, that hits everybody. Just look at the state of all the currencies globally, any of the fiat currencies that are out there, you're seeing constant debasement, and part of that is the entire structure of the system, right? And in our system, we're in a consumer based system, and you can't incentivize consumer behaviors without having people know that the currency they're holding is worth less if they wait a year. You know they want you to be spending now. That's how the economy continues to thrive. So they're constantly stimulating spending in the market. And so bitcoin is meant to give you the opportunity to take that energy and time that you're putting into creating this value for yourself and have a vehicle where you can store it in an infinite duration asset which really hasn't existed before. When I look at the other ones. You know, those I see in the technology sector, they're interesting. You know, they're gonna, they're focusing on tokenizing. They're gonna tokenize equities, real world assets. They've all got their their marketing use case. But when I look at it, it's not something I could capitalize a business on, because that is prime for disruption when you get into those types of use cases which are really competing on is throughput and fees, and so you've got disruption capabilities there, you know, I think Bitcoin is an n of one asset, you know. I think this was kind of the perfect timing for this, and we saw it get greatly amplified during the covid period, obviously, where, you know, in the old days, when you used to see inflation hovering around one and a half, 2% two and a half, it seemed negligible, right? That's not worth people paying attention to. During that time, they were able to brush it to the side. And when we got into a period like covid, where all of a sudden you had all this capital entering the market, and all of a sudden the monetary debasement was, you know, just skyrocketing. You can't ignore it anymore, because you're watching your purchasing power just fly away from you. And that really highlighted what is the use case for Bitcoin and why should you own it? You know you need that certain scarcity, you need that fixed supply. You need to be able to depend on that. And that's just a incredibly universal use case, you can build a foundation around just that thesis alone. And I think that's something that gets missed. It's easy to get distracted and to go see opportunities. And when you're dealing with tokens that are in lower float environments where a little bit of capital can make a big impact, you know, there's going to be all kinds of games that can be played to generate. Returns on paper, you still got to be able to get out of the position for it to actually be something. So I think that's part of the problem that a lot of them are going to face. But with Bitcoin, this is a universal problem. Corporations face it, individuals face it, and so this is going to be an asset that has a broad user base. There's an education curve. But I think we're moving up it rather rapidly,

Joe Consorti10:23

it does seem so, right? I mean, ultimately, Bitcoin is not competing with the universe of other tokens. It's competing with the idea of money itself. Right? In Peter Thiel, zero to one, you just mentioned, it's an N and one asset, he talks about horizontal innovation versus vertical innovation, right? You have, you know, computers competing with other computer companies. These tokens are competing amongst each other for use cases that are totally de minimis relative to Bitcoins. Use case which is money, it's the world's most in demand, asset, which is a store of value which hasn't been solved for in a very, very long time that anybody can hold. And so that's the true innovation right to keep your eye on the space.

Ben Werkman  10:59

And it actually allows you to have a much more peaceful, peaceful investing life. You know, when you're holding an asset and you're looking at a problem that you can't see a fix for. I don't know how they're going to solve for the money printing and the debt problem and constantly stimulating the invite or the economy and trying to get it to grow and get people to spend. I don't know how you slow that down? We're running away, right? It's Lynn alden's quote, nothing stops this train. That's certainly how it looks. I'm not seeing how you flip that switch off. And because of that, if I know that I'm buying an asset that's effectively purpose built to combat that, I can put my money there, and I can sit on my hands for a decade and not really worry, because all I need to have confidence in is the fact that they're going to continue to continue to print money and debase the value of the currency. That's the thesis. It's that simple. So if I've got the asset that I believe combats that the best, it's a very quiet, peaceful investing life, because you can just sit on your hands and just wait

11:54

exactly it does nothing. It's an asset that's designed to appreciate solely because the system that we're in cannot be turned off. Right? I think we had our best shot at it this year, between Doge and getting the guy who's literally sending over 100 rockets a year into space to reduce government spending, he couldn't do it. I highly doubt we'll be able to do it. And so owning bitcoin is amidst this backdrop, the biggest certainty that you can possibly have. Let's kind of let's flip the script here and bring this into how this can apply to a company. Obviously, you guys at Strive have done an insane amount of things in the last two months. You've mer you've done your reverse merger. Now you've IPO Ed, you announced your Semler acquisition, and you just ipoed your first perpetual preferred stock. You've scaled to over 7500 Bitcoin, if I'm correct, since November 10. But before we dive any deeper on that, I want to walk through kind of the two products that you guys have now launched in the public markets, those being your common stock and SATA amplified Bitcoin and digital credit. Walk us through those two products at a high level, and then discuss a little bit about who each of them are designed for.

Ben Werkman  12:58

Yeah, and I'll actually give you a little bit of context here, because one of the things, when you look through the history of Strive in the path to becoming a public company and a path to launching these, you know, it's a path filled with intentionality. You have to make decisions every step of the way that are going to be able to benefit your shareholders over the long term. And there was a period in time, if you go back to the May, June timeframe, kind of when all the Treasury companies were coming out into the market, everyone was out there raising capital. Right? There were a lot of treasuries being established. Everyone saw what strategy had done and the power there, and so they were all trying to raise capital. And what you saw during that time period was there was a lot of access to capital, but it was often coming through vehicles that became incredibly restrictive to you as a company and your ability to operate moving forward. And you know, one of those was there was this massive expansion in convertible bonds landing on the balance sheets of these companies, and the convertible market was a very unique one. There was a reason why strategy ended up there first, and they found that that was a unique pool of capital because of the way that these equities behave and the fact that the asset that they're tied to is highly volatile. It allows for that delta hedging activity out there, but for smaller companies that don't have the power that strategy had in the market to be able to go out and get those 0% terms, no collateral, no nothing. You know, for smaller companies, they often came with highly restrictive terms, and you're starting to see some of that make its way into the market right now, where they were acquiring direct collateral. So now you have encumbered Bitcoin, right your balance sheet is not fully encumbered. They would take collateral there. They would also put restrictions in there about the ways that you could use equity to raise capital. So when you get into these these bear market periods where the market draws down and you've got all these restrictions on you as a company, the only thing that you're able to do when you're fully restricted like that is wait, you know you're kind of out of moves because you've used up your balance sheet capacity. You've restricted yourself from using equity to raise. Capital, and all of your bitcoin is encumbered. There's nothing that you can do with that. And so you're in this period where you have to wait, which is not the worst outcome in the world. You know, when you look at the broader s, p5, 100, and you look at the projections for most of these companies in terms of earnings growth, you're going to see an average forecasted growth of around 10% Well, if you take an asset like Bitcoin, and that's what you're holding on your balance sheet, and balance sheet, and you think that you're going to have a compounding annual growth rate of 30% you're still greatly outperforming all of those companies over time. And that's that's the key there is over time. And so for Strive, when we were going through this process, you know, we had the same opportunities to take on that type of leverage on the balance sheet, but what we saw and what we really wanted to push against was we wanted to make sure that we had control over how we were going to operate in the future, so that we could take advantage of the opportunities that would be prevented to us. And so we turned down convertible bonds. And so our initial capital raise that seeded our balance sheet was done through a pipe. It was an all equity financing. And so we raised $700 million $750 million in a pipe financing with equity came with another $750 million of traditional warrants, which brings additional capital into the company. So the total capital raise could end up being 1.5 billion over time. And that's what we got out the gate with. So we started completely unencumbered all equity capital, which meant we preserved all the flexibility of utilizing our balance sheet. So now we got into the public markets. You saw the announcement of the Semler acquisition. You know that was a unique one, first m a transaction to happen in the space. And you know, it happened within two weeks of us even being in the public markets after our own reverse merger, so an absolutely blistering pace, but that gives us the ability to achieve significantly more scale as well. That could be another 5000 plus Bitcoin onto the balance sheet. And then you saw us launch our IPO with SATA, you know, our first perpetual preferred equity. And what we're trying to do now, now that we've gotten through all that background, we made the right decisions we believe to keep ourselves in control of our own future is we're building what we think is an incredibly simple structure. We want people to be able to understand what our business is and how we're going to operate. And so we have, effectively, two products. We have amplified Bitcoin in our common equity asst, and then we've got digital credit through our SATA perpetual preferred, and it's our only perpetual preferred, and we have no debt on the balance sheet. So it is the most senior thing in our capital structure and the structure of SATA, you know, when we got to watch there's a big benefit to being second to do this in the market. We got to see strategy launch several different products. We got to see the demand that was in those IPOs. We got to see the reactions from both retail investors as well as institutional investors. And so when you go second, you can kind of look at the landscape and decide where is the right spot to play here, where is the demand in the market, and the story around the strategy stretch product was an incredibly simple one, and the reason it's simple is because it meets the needs of such a wide range of investors. So if you think about retail investors, many retail investors have checking accounts. They've got money market accounts, right? These are very familiar products. So when you're structuring a perpetual preferred equity to act in that manner, but provide a much better yield, and that yields made possible by that compound annual growth rate of Bitcoin, you create a really attractive instrument. And we saw that through the IPO process as we were getting, say it into the market. It's a very interesting process you go through when you're doing an IPO, and you start out in this initial book building phase, and they call it wall crossing people, where you effectively bring in institutions, where they'll get the details about what you're trying to offer into the market. But then they're restricted from trading your equity during that time period, they can't do anything. And so for us, we'd gotten a lot of excitement in the common equity asst, which meant it was tough to get people to want to accept a wall cross because they were trading or equity at the time. And you're bringing these institutions in, and you're getting feedback on it. And one of the things that surprised me the most was how up to speed on these products they were. I was expecting that we were going to have to go through a pretty steep education curve on why perpetual preferred equity, why this product? You know, what are the mechanisms built into the product to help us maintain a stable trading range? How are you providing the 12% yield? And that really wasn't the case. You know, what they wanted to do was they wanted to meet the team. They wanted to hear about your long term vision. They want to hear about how you think about structuring your company, how complex is your capital structure going to be. And based on that, they made their decisions. And we ended up having incredible demand for this, and it came from both sides. You know, one. Of the unique things with our IPO was there was a massive amount of retail demand that came in, and we were oversubscribed more than two times, and we had to cut investors back on their allocations, which is a great place to be in. But you know, what the banks were surprised by was the retail demand for the product, and to me, that's because there's product market fit. You know, there's always going to be a market for low volatility products that are high yield that just makes sense in people's lives. Cash flow is a core need for a lot of people, and you're able to build that with these products. And what's unique about these perpetual preferred offerings is unlike taking on credit or bonds from other companies, where you're really banking on future cash flows to materialize, we're balance sheet companies. We have the assets already. And so it de risked that transaction a lot. When you look at ours, we ended up raising 200 million notional, which is about net 160 million. It was upsized from originally 125 million notional. And with that 200 million, that means that we have coverage of about 35 times 35 years on our balance sheet, held in assets we already have. And so that's a different type of underwriting. You know, that's a lot of security that's behind these. So if you looked at if all we had to do was sell Bitcoin to pay dividends. That would give us 35 plus years of dividend coverage on these products. And so going through that process and hearing the feedback from the institutions, you know, for someone like me who's been around this space for a long time, who's watched the evolution of strategy and all the products, it was really reassuring to see that there's a lot of demand for these products, and that the institutions are familiar with it, and that retail is now watching for these products and getting the chance to participate in these IPOs, because they understand the credit of these products better than most of the market does. The risk here is, in my opinion, greatly mispriced, but that's an opportunity for investors when the rest of the market hasn't figured it out. We saw that with the S, P putting their rating on strategy. You know, there's, there's still a long way to go in education here, but getting more issuers out into the market with these products is is a major benefit. And so the next natural question is, well, how does SATA benefit the common equity holders. And the benefit there is, this is effectively a carry trade. You know, I think a lot of the conversations out there over complicate what's happening with these types of products, but this is effectively a carry trade. You're going long Bitcoin, and you're going short the dollar, and you're doing that perpetually, and for all the reasons we talked about earlier, you know, that seems like a pretty good trade to put on. And in this instance, what you have to look at is, what is the obligation that you have every year. And so with SATA, it came out with a 12% dividend rate right out of the gate. And we think over time, our cost of capital will come down as the market starts to understand the these products more, and they understand the risk with these products that'll lower that borrowing cost over time. But what you're doing is you're looking at the 30% compound annual growth rate of Bitcoin, the asset you're purchasing. You're carving off the amount that you need to pay each year on the dividend, and the net of that, that 20% we'll call it, is what creates value down to the common stock. And so it's that compounding of that additional return every year that continues to generate value that gets attributed to the common stock. And so these, we believe, are the most efficient use of putting amplification on the balance sheet. And I'm going to say amplification very intentionally, because it's not a debt product, right? So you hear leverage and amplification being thrown around. I put debt in the leverage, you know, when you've got a maturity on there, and then amplification is the term that's being used for these perpetual instruments, because the capital that you raised is never due. It's never owed back. You owe the dividends every month. You don't owe the core capital back in the notional amount. And so it's a different type of leverage to take on, and we think it's the most efficient that we can bring in there. So I'll pause, I know I threw a lot at you there for a second, so I'll pause here and see where you want to go from there.

Joe Consorti24:13

Now it's amazing about this offering. I mean, it you really just kind of gave a deep dive in a master class of the different options available to you. Why you chose a perpetual preferred over something like convertible note in order to raise this capital, acquire Bitcoin and the different products that you can offer. And I think the investor demand speaks for itself. Look, I have, you know, I have another screen here that kind of shows on the terminal, like the pricing of this thing live. You guys iPod at $80 you upsize, it was 2x over subscribes, and now it's trading at 94 in just a couple of days, even as Bitcoin has traded down tremendously. And so I think that even though the underlying is underperforming, I think this is just a testament to how in demand these products are. It really is remarkable that only a couple of days after your offering goes live, this is what. You're looking at.

Ben Werkman  25:01

Yeah, that's been incredibly positive for us to be able to watch that. But I think you saw it with stretch as well. You know, stretch, it took a while. I think it was 70 plus days before stretch actually got up to the stated amount, and actually went over the stated amount. It kind of popped up there originally when they got listed on Robin Hood, but it didn't sustain there. And now was the first time that you actually saw strategy raise capital through that instrument with the ATM last week. I believe it was about $26 million and that happened while Bitcoin was drawing down. And so I think that's an interesting phenomenon to look at, because what it tells me is that it's an instrument that investors are using to rotate into during times of uncertainty. So you're seeing the underlying come down. You know, the balance sheet is incredibly strong, right? There's a huge amount of over collateral or over coverage on these products, and so when the volatility can no longer be stomached out there at the equities market, or whether they're holding high, but I think you're starting to see that they can stay in the ecosystem, and they can rotate into these credit products, which are going to be much more stable. So while Bitcoin was drawing down, while all the equities were drawing down, the credit instruments were doing very well. And the reason that I think that's very important, and why I think that should be a really positive thing for investors to see is one of the criticisms that used to always be out there for a company like strategy was that they could only ever buy tops, right? The only time that they were really getting the opportunity to raise meaningful capital outside of IPOs was going to be during times when Bitcoin was really moving, when they were getting expansion in that multiple to the net asset value. And that's why they were always, you know, the ones buying the tops, like sailor said, we'll be buying the top forever, and I still think that holds true. But with these credit instruments, what you're seeing now is now they're raising capital while bitcoin is going down, so this is an instrument that's going to enable them to buy the dips. And that is a massive, massive shift in the overall strategy, and I think it's going to be a change to the sentiment around these over time as well, because now you've got different levers that work in concert with each other, but they work across multiple market environments. So it's no longer just if bitcoin skyrocketing strategy is going to have the ability to raise capital, or Strive is going to have the ability to raise capital, because we have these digital credit instruments now that are yield based. The values are based on the yield. That's what people are looking for. That's the product, right? You don't have to over complicate it too much more than that. Going, why do people like these products? Well, it's yield, right? If you're looking for a bank account, what do you go and look for? You're comparing the banks. You're looking for the one that's going to pay you the best yield on all. Best yield on holding your money there, right? That's kind of the model there. And I think with these credit instruments, it's going to be much the same. There's going to be an education that has to happen about what these products are, why we think that they're secure products, the collateral coverage that's over them, the risk practices that these companies are putting into place to make sure that they're managing their risk and not putting themselves in an over leveraged position. You know, there's a lot to learn, but at the core of it, you've got a product that's being intentionally designed for stable capital and high yield, and that's what people are looking for. So this is, this is very unique sailor called a stretch. You know, their iPhone moment. And I think that over time, that's going to prove to be true. And I think it's going to prove to be true because of how universally applicable the demand for yield is. People want yield however they can get it. It's how they protect themselves. It's how they they preserve that value that they've created with their time and efforts. And with rates coming down broadly, you're going to see that come down in your savings accounts and your checking accounts right? Those rates are going to lower as well. You'll be getting less on the idle money that's sitting there. And you're starting to see these products that provide you with an alternative to that, and not just an alternative, an alternative that provides better than average s, p5, 100 returns with tax deferred treatment through the return of capital provision. So it's not like you're just actually getting a 10% or a 12% yield. You know, you've got tax deferral, because those dividends are treated as return of capital, so they're not taxable until you end up selling the instrument. And that's incredibly powerful, because from a 12% that means you're effectively getting, you know, you would need a 16% little over 16% equivalent yield to net the same amount. So they're very, very powerful instruments. As soon as people can wrap their head around them, and it's why we're incredibly positive about where we think the demand is going to be for these over the next year, there's going to be a big marketing push. Strategies already set it on their end that, you know, they're ramping up the marketing here, and they're going to be out there screaming this from the rooftops, Strives, obviously going to be doing the same. We think that this is a major shift out there in finance, you know, and it's all made possible by Bitcoin, and it's because Bitcoin. Coin was such a uniquely engineered instrument to be that defense against monetary debasement that makes all of this possible. And I think that you know one this is going to result in a huge amount of capital coming into Bitcoin, because as issuers of these types of securities, we're going to continue to grow our collateral base. We're going to continue to improve our credit quality. And so as the demand ramps up for these products, you know, we'll be out there ready to capture that demand and turn that demand into bitcoin held on the balance sheet. And over time, as that value compounds from the growth rate, the rate of Bitcoin, that value is passing down to the common equity, and we believe our common equity will win during that period. So this is very intentionally constructed. We put in our in our presentation when we were out there, that this is our only perpetual preferred equity that we're going to be offering for the next 12 months.

And the reality is, if this goes really well, and there's a lot of demand for this, we would love for this to be our only perpetual preferred equity ever, and just be able to scale our business on this product and keep a very simple story out there. If you want amplified Bitcoin, if you've got a really long duration in your investments and you want to try to outperform Bitcoin, we've got the common equity for you. If you've got a lower time preference, or if you've got a lower time horizon for when you're going to need that money, you need to know that that capital is going to remain stable. You want to generate income on that over time. We've got SATA, and we're trying to make sure that we maintain a very simple story where you don't have to spend too much time digging into our capital structure and trying to figure it out, because it's very clean. There's no debt, there's two products. We've got common equity and we've got perpetual preferred equity. That's it.

Joe Consorti31:42

Speaking of which, there's a slide that really, really struck me during your presentation. This is the CAS T screen on the Bloomberg terminal. You could look at the capital structure of different entities. Here's Berkshire Hathaway, right? Obviously, one of the most successful entities when it comes to investing over the last several decades. It's extremely difficult to go through their capital structure and see where you land, as far as that's concerned, versus if you pull up the exact same screen for Strive, it's very simple, right? So I think this story of simplicity is something that is very, very helpful for new investors to understand.

Ben Werkman  32:16

And I think this is one of the first time where investors have really dug this deep. And so, you know, in my investing career, and I've been investing for a very long time, you know, I was never digging this deep into the capital structure, right? You'd see what's on the balance sheet, and you realize that that's only scratching the surface of these arrangements. You weren't going through all the indentures and figuring out all the terms and all the dates that were associated with these that's something that I think has really been uniquely highlighted in the Bitcoin Treasury space. Is, you know, we've learned something new every step of the way. You know, I never thought I was going to spend as much time dissecting convertible bonds and understanding the buyers of convertible bonds and why they're desirable and why people liked them. I never thought I'd be digging into perpetual preferred equities. Preferred equity really just was not a product that was ever highlighted out there in the market. And for investors, this has given them an opportunity to effectively get a master's in corporate finance. People who have been following the evolution here, and looking at what you know, Saylor pioneered in the way that all these other companies are taking it and making their own, you've got a common foundation now, when you look across all these other companies, and now you get the chance to differentiate in your own portfolio based on what resonates with you. There's going to be a lot of flavors of treasury companies, they're all going to do things differently, and I think that's good, you know? I think these companies are going to need to make it their own. And everyone's working from a different starting point, and they've all got different positioning with their operating businesses and the way that they're structured. And over time, I think that's going to allow investors to pick the flavor that works for them, right? What is your risk tolerance? What do you think is going to generate the right returns for the risk profile that you're taking on? And this is the first time you get to monitor the risk on these companies in real time. For most companies, you get a quarterly announcement of earnings, you get an update to the balance sheet, and then you're back in the black box until the next quarterly earnings come out. Well,

Treasury companies, you've got information in near real time, right? You're seeing it update. You know what the coverage is. The capital structures are simple. You know where the products you own sit in that capital structure. So you know what the risk looks like in an adverse scenario. You can model out your own assumptions for how you think Bitcoin is going to perform. And then you can evaluate your own risk tolerances and your own time horizons, and based on that, you can allocate your portfolio, and then you can step away and let the time do its thing. And you know, we're seeing that in the market right now. You know, these are the time periods that make people reevaluate the way that they're constructing their portfolio, because everybody's ready for volatility until. Volatility truly arrives, and you learn that it's it's a two way street, but this industry is going to evolve, and you're going to see a separation within this industry. You know, right now, I don't see a lot of companies that can get to the perpetual preferreds in the short term. It's a little harder than you'd think, because you do require a certain level of scale to make this happen, to become an institutionally attractive offering. You know, you really do have to have some scale. And what we found, you know, we came out originally with our $125 million raise, was what we were targeting. And the feedback that we got was, that's great, but it'd be way better at 200 and for us it was we had to stay within our own risk parameters here. And you have to listen to the investors that are allocating capital and where they're comfortable coming out in an IPO. And what we kind of heard was four to one was where they were comfortable with the risk. They could underwrite that. And so we got up to 200 which put us at about a four to one. And as you scaled the size of the offering, institutions were willing to participate in bigger amounts. And you know, there's a focus that comes in on liquidity for these products, ultimately, and it's part of the reason we've been very intentional about only having two products, is we want to make sure that the instruments we put into the market, we can scale the liquidity, because liquidity matters a lot. When you have an instrument like a SATA or like a stretch where you want people to be comfortable moving in and out of that and not having the huge risk of capital loss associated with a lot of the other holdings that you may have, you need to know that that product's liquid as well, that it can trade. And so over time, you scale the liquidity in those products. But if we were to come to market with multiple products now, we've got products competing for liquidity.

Joe Consorti36:48

All of a sudden, your liquidity is dispersed across three, four,

Ben Werkman  36:51

exactly. It's dispersed. They won't trade as liquid as the market would like. And particularly for the institutions, if they're going to take, you know, positions in large size and hold these and they want to know that they can trade in and out of them if they need to. And so for us, that was part of our messaging, is there's a reason we're making that statement, that this is going to be our only preferred equity, you know for sure, over the next 12 months, and hopefully ever, if things go really well. And that is because we can focus on developing that liquidity profile in the equity, same thing with the common stock. So we're going to have two products, and because we're focused on scaling those two products, it focuses the liquidity into those two products within our ecosystem, and we're not going to have different products out there that are competing for the same capital. And that was that was really intentional of us to do that, because we think that's important. And the message when you're raising this capital is that was important. So what we found, you know, is, you know, that 200 million mark was really the comfort zone for a lot of the institutional investors. And so when you look out across the Bitcoin Treasury ecosystem, you know, I think that there's still some more scaling that needs to happen. A lot of them right now have balance sheet capacity encumbered by by other debt and other leverage types, and so they're structured differently than we are. But I do think that as you see the demand come in for these products, and as you see them scale, you know, you are going to see a lot of companies coming into the market and trying to get these out there. You know, obviously met a planet has has already stated their intention to launch one of these in Japan, and I think they'll be successful at doing that strategy. Just launched their Euro denominated and stream, and so now they've got one over there. And so the education around this is going to speed up. I think the demand for these products is going to speed up. And when you're targeting trillions of dollars of capital, there's room for a lot of issuers of these products. You know, strategy today, they can't handle a trillion dollar inflow yet, right? They've got to scale along with these products. And so the more issuers we get out there, I think the stronger the demand for these products is going to be. But I think it's also ultimately going to help in getting those ratings. And you could see the impact when you read through the rating that S and P put out of B minus on strategy, you could see where their concerns were in the capital structure. You know, the first, which is kind of archaic, was they got no value for the Bitcoin whatsoever, none. And so obviously that's going to make a massive hit, and how you would underwrite that.

Joe Consorti39:22

They didn't even consider the assets out of the balance sheet whatsoever. Nope. Ended up

Ben Werkman  39:25

with Nope. And the other one was they had concerns on the convertible debt. What they highlighted in there was the maturity risk associated with that. And it's interesting, when you read the language, how they write things, you know, and I don't have it up in front of me, but it was a very hard line of, there is risk, maturity risk with the convertible bonds, and then it was greatly softened language for the perpetual preferred equities, right? Because you don't have any of those maturities that come out. And so for smaller companies that are starting out when you can only take on. Something like one convertible bond. Now you've got this bullet maturity out there in the future, and that's going to cause investors to have to focus on that date and monitor everything happening in the market, because now there's a decision point out there for you. You have to take an action, hopefully it equitizes And you know, everything goes well. And now you've just taken that debt off the balance sheet, and you've got that permanent capital on the Bitcoin capital on the Bitcoin but it opens up the questions. Because if one was maturing right now and the market was drawing down significantly, and all of a sudden, you're below the conversion price, you know that causes some friction out there, and it's going to cause some unrest. People have to worry about, can you refinance this? Can you roll it further out into the future? How are you going to have to settle this? Do you have to do you have to sell the Bitcoin to settle this? Like, what are you going

Joe Consorti40:45

to do? And this plays into something that Matt Cole recently tweeted out. I don't know if you saw I think it was like an hour before we started filming. He said about SATA, no debt, no maturity, risk, no margin, no encumbered Bitcoin, right? Exactly. Quite amazing. It kind of trounces, the s, P's, negative comments. As far as the maturity on strategies convertible debt is concerned.

Ben Werkman  41:04

It does, and it highlights the uniqueness of being able to do this within a corporate structure, right? When you can securitize around a balance sheet, you get access to things like that as an individual, I can't go and get capital on those terms, right? You can only do that because you can securitize around your balance sheet. So that's unique to corporations, and that's part of the value proposition that comes with the Treasury companies. You know, everyone likes to look at, well, could you just go lever your own Bitcoin and buy more Bitcoin with it? And sure you could, but you've got liquidation risk out there. They're going to have a term on you. You're not going to be able to hold that out there perpetually, right? There's all kinds of things that happen in those scenarios. So to be able to launch perpetual preferred equities where you have none of those characteristics, you're just in a much stronger position, and you can manage those risks, and you have to put some assurances out there into the market, still, right, even with all the massive over coverage from the balance sheet and the assets that you're actually holding today, which should give the confidence in being able to service those debt obligations. You know, sometimes the market does want to see other things, like for us as a first time issuer, that was part of the reason why we committed to the 12 month interest reserve. So we've already got the interest held in a separate account for 12 months of the dividend payments on SATA, and part of that is just putting that assurance out there that we can meet these dividend obligations. We've already got the payments set aside for a full year. So we don't have a reliance right now and go into the common equity to raise capital. We don't have to go use the Bitcoin and sell derivatives to raise premiums to pay dividends like we don't have to do any of those things right now. We've already got the cash set aside, and that's part of just bringing that confidence to the market that you're going to manage this with a focus on risk. You know, I think we're one of the first Treasury companies, if not the only Treasury company, to have a chief risk officer over top of this. You know, my job is to keep my foot on the gas and try to keep moving forward. And Jeff's job is to tell me when I have to slow down, right? And you need that balance. You know it's important. And you know you when you work with robust risk frameworks and you're monitoring and you're updating them constantly, right? You know where the guardrails are, and so you know when you can speed up and when you need to be very controlled and you can do the right things, we communicated that if we got to a certain leverage point, we would consider putting on things like tail risk hedges to make sure that investors can remain confident that we can weather, you know, some type of black swan event that you know, could hit in any given year. And you know, those things we just think are important if you're going to be an issuer where you're serving customers that want to be able to put large amounts of capital with you in your products. And so we're taking a very institutional approach to how we're going to manage our balance sheet. And because we're starting very clean with a very clean capital structure, you know, we got the opportunity to effectively start where strategy is trying to go. You know, they want to be in a perpetual only amplification model. But because of the way that they started and scaled, you know, through the convertible bond market, it's going to take a while before they can get there, right? They can't roll all those off, I think, until 2029 and so it's one of those advantages that we have with being second, you know, as you can look and think and digest all the information, digest the responses of the market, hear the concerns of the investors, find ways to manage and mitigate the risks and make this a very structured approach to building a business and a balance sheet around it, and then you can go and execute when you've got to find guidelines for how you're going to do this and how you're going to control your risk. It makes the execution very simple. And when you're not trying to over complicate things, it keeps it very simple. You know, anything you add into the structure adds another layer of complications, new provisions you have to track, new ways you have to manage the products and. So to be able to get to a position where you're efficient with your capital raising, meaning we've got a common equity, and we'll have a common equity ATM, and we'll have a preferred equity, and we'll have a preferred equity ATM once those are in the market. We have control over the pace at which we raise capital, and when you're focusing on maintaining an amplification level, you're doing those two things in concert, because you want to hold the amplification on the balance sheet, because that's what drives the value down to the common equity holder. And so starting from our position is a huge blessing, because now we can scale with those parameters in mind

Joe Consorti45:32

very well. Said, I want to show this comparable investment alternatives. You can kind of really see. This is a really effective visualization showing where SATA is relative to everything else in the market, not just other Bitcoin powered credit instruments, but also your junk bonds, your high yield bonds, etc. It's really, really effective visualization for where you guys are coming in, and this is your first perpetual preferred offering. And if it works out, as you said, it could be your only perpetual preferred offering. So really, you guys are coming in with a lot of advantages with that, not just that this is the first perpetual preferred offering you're having, so your capital structure is very clean, but also because from a yield perspective, from dividend yield perspective, then the next slide goes into the tax, the tax effective dividend yield, you guys are coming out so far and away ahead of all the other options that are out there. And I think again, the price performance speaks for itself. Since you guys, ipoed,

Ben Werkman  46:25

absolutely, you know. And as rates come down broadly, you know, as we start seeing rate cuts come into the market, and you start seeing the risk free rate start to come down, those yields just become more attractive in the market. And so we think, you know, right now, obviously we think risk is mispriced, right? We don't view these instruments as risky as the market does right now. Right now, the market's treating these as junk, even though you're in this unique situation where you actually own the assets to be able to cover all these liabilities. You don't have to bet on future cash flows and worry about whether AI is going to come and disrupt our business model or and

Joe Consorti46:59

it's interesting, there's one point here, even though the risk free rate is coming down, all other bonds will follow the change in the benchmark rate, because the underlying asset will ostensibly appreciate more because the cost of capital is coming down. Being Bitcoin, it tends to do well in easy money environments. Then your yield may not necessarily be effective by the fact that rates are coming back down, which can't be said for these other non Bitcoin powered offerings,

Ben Werkman  47:22

absolutely, the credit quality starts to improve as the balance sheet expands, right which gives us more capacity to be able to issue more and so, you know, we do think that over time we'll see our rates come down. You know, when you're a first time issuer, you've got to price out the market, and you're looking at spreads relative to other products. And you know, really, what the market's looking at right now is what's your comparable coverage? And there's really only one company to compare to right now, which is strategy. And so they're looking at, if you're coming out with a four to one coverage ratio, where do you kind of stack up against their offerings? And coming out of the gate that was really around the stride offering. And so you're looking at a spread relative to stride being a first time issuer in the market at a much smaller scale, to have investors be comfortable. But we think over time, our borrowing costs will come down, and we expect strategies borrowing costs will also come down as the market starts to understand these products, and then the value proposition of this just gets better and better,

Joe Consorti48:17

very well said. So looking forward, you guys have obviously been on a tear over these last couple of months. How are you thinking about Strive moving into 2026 other developments you're looking to pursue? Obviously, the Semler acquisition is underway. How are you thinking about these next 12 to 18 months as a company, and positioning yourself effectively for how you think the market's going to unfold?

Ben Werkman  48:39

Yeah. I mean, for Strive, we've been on a blistering clip right now. You can probably see it in the bags under my eyes these days. But you know, we've been, we've been moving at warp speed, but we thought it was important, because we want to get our structure in place. When we can get our structure in place, it allows us to just focus on the scaling aspect of this. And so obviously, we've got one more big thing on the horizon, which is the acquisition was Semler Scientific and so once that, you know, goes to a vote and we find out whether that transaction closes, doesn't close, from there, we're going to be focusing on getting to the amplification that we want. You know, we're starting at 25 I believe that we can go slightly higher than that from an amplification perspective. And so that's going to allow us to get out there and capture some of this demand that we're seeing come in for SATA. You know, we've had several inquiries already with people that are trying to get more SATA. And so that's a good sign. You know, when that happens, right after you do an IPO, people couldn't get the allocations that they wanted, and they're looking for more and they want larger size. Those are all great things. But for the next, you know, call it 12 to 18 months, that's going to be the focus. We have a lot of de levering events on our horizon, and that means that we're going to have to have that focus on raising that amplification, which for us means scaling SATA, right? We've only got one other product out there, so to keep. Our amplification on that's going to come through scaling SATA. But if you look at things like the traditional warrants that are out there that can still exercise, every warrant that gets exercised brings $1.35 into us. And so there's about $700 million worth of warrants that are outstanding that we expect exercise. They had a 12 month term from when we merged, when we did our reverse merger. And so those are still out there. We've seen some of them exercise. There's obviously still quite a few out there left exercise. And so that would expand our balance sheet. It would improve our credit but it's going to lower our amplification. And so our focus is going to need to be on raising more through SATA to raise that amplification back up and get into our target range there, so that's really going to be our focus. We've still got to get all the tools in place. When you launch an IPO like this, it can take you a few weeks to be able to get to like an ATM product out there. You have to let the product season for a little bit. You've got to let it trade, get the liquidity out there in the market before you can get the ATM approved. So that's still on the horizon here, but we expect that we'll get that resolved here over the near term, and once that structure is in place. Now we're focused on scaling. We're going to be watching all the any of the delevering that happens on our balance sheet. Delevering can come from Bitcoin going up as well, right? When that value raises, it de levers your balance sheet because the value of the asset you're holding is raising and so the focus is going to be on scaling. SATA, so that's really going to be our focus here for the next 12 to 18 months, which means we've got a lot of work to do to get out there and educate the market on what these products are, why they can bring value to investors, why we believe that they deserve a spot in your portfolio, whether you're an institutional investor, whether you're a retail investor, and to help the Market understand the way that risk is managed around these products. And so we're going to have a very, very busy 12 to 18 months. But you know, we've been on a on a pretty blistering tear here for two months. So hopefully, you know, a week or two of downtime here wouldn't be the worst thing ever sleep now, oh yeah, 100%

Joe Consorti51:59

I mean, and you guys deserve it. You guys deserve it. You guys have been on a tear, doing so much that the last thing that I want to ask you, and this is kind of out of left field, but like, digital credit, obviously an extremely nascent term, what's the most persistent myth that you've seen over the last couple of months, or misconception about digital credit that you can clear up? I think one of the things that you really effectively put out in one of your tweets today was that it was in regards to buying Bitcoin, but you called buying Bitcoin swapping perpetual debasement paper for an infinite duration asset, and I think that really effectively summarizes what digital credit allows investors to get exposure to. So walk us through really briefly here, as we kind of round out the show, what is the biggest misconception about digital credit that you see floating around today? See

Ben Werkman  52:43

floating around today? I still think the biggest misconception that's out there is that the capital that's raised through that is due at some point. People skip over the perpetual nature of this very quickly. And I've seen that with a lot of posts. And over the last couple of weeks, there's been just an influx of new investors to the space that I've seen. And with that, you know, you're kind of starting back at the beginning. So there's been a lot of investors that have followed what strategies done, and they start to understand these but we're in a very small ecosystem of investors that even know this is happening yet. And so what I'm still seeing out there is, I'm seeing a lot of posts, both about strategy, about us, about, you know, the way that we're going to get liquidated on these positions. And they don't realize, you know, that these are,

Joe Consorti53:27

like, almost every other day, you see a tweet saying, Bitcoin only has to fall 30% more for Michael Saylor to get liquidated. And it's

Ben Werkman  53:34

just, yeah, you started seeing those pop up. You know, it's almost like clockwork. You start people start feeling a little shaky in Bitcoin, and those people start to come back out, and you get those fear narratives going out around again. But that's a good opportunity to be able to educate, educate people. You know, we had one slide in our deck, and if people haven't seen it, you can see it on Strive.com we've got a link there to our our update deck that talks about SATA and asst and kind of the connection the value proposition there. There's one slide in there in particular that compares the perpetual preferreds relative to the convertible bonds. And I think that that did a really good job of highlighting the differences between the two, and it helps to put to rest a lot of those concerns, because right here, yeah, yeah. So when you look at this, you're looking at things like default covenants in there, the maturity risk, the refinancing risk, the structural common equity dilutions, inviting short sellers into your common equity, right? There's just a lot of characteristics that make perpetual preferred equities a superior way to amplify your balance sheet. So they're new products. Obviously, hearing perpetual preferred equity, it blows people's mind just hearing those words together. You know, they're used to common equity. That makes sense. Preferred equity hasn't really been something people have invested in for a long time, but when you really get into the details and you realize what risks this takes out of your capital structure. Structure and what risks this takes out of your operational execution of this strategy, you can very quickly realize why this truly is the best path for raising capital in this type of a structure. It's just superior to the other debt instruments that are out

Joe Consorti55:15

there. Fantastic. Ben, thank you so much for coming on the show. Man, for those who want to learn more about Strive everything you're doing and building, and they want to understand perpetual preferred equity a little bit more. Where can they go and where can they find you

Ben Werkman  55:26

absolutely so if you go to Strive.com We've got lots of links out there to all of our presentations which go into a lot of detail on our structure, our strategy and our plans. You can find me out there on X just at Ben Workman, pretty easy to find out there. The other ones is, we've got a podcast called True North that our chief risk officer, Jeff Walton, leads, and we go into a lot of detail on the movements in the market, particularly around strategy and the products that strategies launched, where we go through a lot of the details around the structures and the potential benefits of those products. And then we also have a podcast called The hurdle rate, which is Matt Cole, our chairman and CEO myself, Jeff Walton, our chief risk officer and Tim Katzman, where we try to approach these conversations from more of an institutional angle and really trying to address some of the concerns that are out there that institutions may be asking. So those are going to be the best places to find me out there

Joe Consorti56:21

Excellent. And all of those will be linked in the show notes for those listening, either on a podcast platform or on YouTube or X. Ben, thank you so much for coming on. We appreciate it.

Ben Werkman  56:29

Thank you. Joe. Had a blast. Thanks for having me.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction (the “proposed transaction”), the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgments of Strive, Semler Scientific and/or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Other risks, uncertainties and assumptions, including, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Scientific or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;

•	dilution caused by Strive’s issuance of additional shares of its Class A common stock in connection with the proposed transaction;

•	potential adverse reactions of Strive’s or Semler Scientific’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in Strive’s or Semler Scientific’s share price before closing; and

•	other factors that may affect future results of Strive, Semler Scientific or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Scientific’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Scientific or the combined company's results.

Although each of Strive and Semler Scientific believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that the actual results of Strive or Semler Scientific will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s Quarterly Report on Form 10-Q filed on November 14, 2025 and Strive’s Form S-4 filed on October 10, 2025, Semler Scientific’s Quarterly Report on Form 10-Q filed on November 12, 2025, and other documents subsequently filed by Strive and Semler Scientific with the SEC.

The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Scientific or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements contained herein speak only as of the date they are made and Strive and Semler Scientific undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive has filed with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the Class A common stock to be issued by Strive in connection with the proposed transaction and that will include an information statement of Strive, proxy statement of Semler Scientific and a prospectus of Strive (the "Information Statement/Proxy Statement/Prospectus"), and each of Strive and Semler Scientific may file with the SEC any other relevant documents concerning the proposed transaction.  A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Scientific to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCIENTIFIC AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov).  You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive’s website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive’s Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.  Information about the current directors and executive officers of Semler Scientific, and their ownership of Semler Scientific common stock is set forth in the section entitled "THE MERGERS" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" included in Strive’s Form S-4 filed with the SEC on October 10, 2025 and Semler Scientific’s Current Report on Form 8-K filed with the SEC on October 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the current directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 12, 2025, Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive’s Current Report on Form 8-K filed with the SEC on October 6, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers  is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

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